UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

(Mark one)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2008

or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

Commission File Number 0-15898

CASUAL MALE RETAIL GROUP, INC. 401(K) SALARIED SAVINGS PLAN

(Full title of the plan)

CASUAL MALE RETAIL GROUP, INC.

555 Turnpike Street

Canton, Massachusetts 02021

(Name of issuer of the securities held pursuant to the plan and the address of its principal executive office)

Casual Male Retail Group, Inc. 401(k) Salaried Savings Plan

Financial Statements and Supplemental Schedule

Year ended December 31, 2008

Report of Independent Registered Public Accounting Firm

To Plan Administrator and Participants

Casual Male Retail Group, Inc.

401(k) Salaried Savings Plan

We have audited the accompanying statement of net assets available for benefits of the Casual Male Retail Group, Inc. 401(k) Salaried Savings Plan as of December 31, 2008, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the 2008 financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2008 and the changes in its net assets available for benefits for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets held for investment purposes at end of year (December 31, 2008) is presented for the purpose of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. This supplemental schedule has been subjected to the auditing procedures applied in our audit of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ MHM Mahoney Cohen CPAs
(The New York Practice of Mayer Hoffman McCann P.C.)

New York, New York

June 29, 2009

Report of Independent Registered Public Accounting Firm

To Plan Administrator and Participants

Casual Male Retail Group, Inc.

401(k) Salaried Savings Plan

We have audited the accompanying statement of net assets available for benefits of the Casual Male Retail Group, Inc. 401(k) Salaried Savings Plan as of December 31, 2007. This financial statement is the responsibility of the Plan's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the 2007 financial statement referred to above presents fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2007, in conformity with accounting principles generally accepted in the United States of America.

/s/ Mahoney Cohen & Company, CPA, P.C.

New York, New York

June 26, 2008

Casual Male Retail Group, Inc. 401(k) Salaried Savings Plan

Statements of Net Assets Available for Benefits

December 31, 2008 and 2007

	December 31,
	2008	2007
Assets
Investments, at fair value (Notes 2 and 3)	$16,817,863	$27,704,998
Participant loans receivable	817,646	669,053

Total investments at fair value (Note 5)	17,635,509	28,374,051
Employer contributions receivable	1,001,294	653,512

Total Assets	18,636,803	29,027,563

Liabilities
Excess deferred compensation contributions (Note 8)	245	4,431

Net assets reflecting all investments at fair value	18,636,558	29,023,132
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	118,977	14,549

Net assets available for benefits	$18,755,535	$29,037,681

See accompanying notes to Financial Statements.

Casual Male Retail Group, Inc. 401(k) Salaried Savings Plan

Statement of Changes in Net Assets Available for Benefits

Year ended December 31, 2008

Additions to net assets attributed to:
Contributions:
Employee	$2,320,039
Employer	1,005,361
Rollovers	365,145

3,690,545
Transfers into the Plan (Note 1)	36,448

Total additions	3,726,993

Deductions from net assets attributed to:
Investment loss:
Net depreciation in fair value of investments (Note 3)	8,668,284
Interest and dividend income	(751,357)

Total investment loss	7,916,927
Benefits paid directly to participants	5,969,133
Administrative Fees Transfers out of the Plan (Note 1)	34,049 89,030

Total deductions	14,009,139

Net decrease	(10,282,146)

Net assets available for benefits at beginning of year	29,037,681

Net assets available for benefits at end of year	$18,755,535

See accompanying notes to Financial Statements.

Casual Male Retail Group, Inc. 401(k) Salaried Savings Plan

Notes to Financial Statements

Note 1- Description of the Plan

The following description of Casual Male Retail Group, Inc. 401(k) Salaried Savings Plan (the “Plan”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan covering certain eligible employees of the Casual Male Retail Group, Inc. (the “Company”). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Eligibility

All regular, full-time (as defined in the Plan) salaried employees of the Company who have completed six months of employment and are at least 21 years of age are eligible to participate in the Plan. After completing age and service requirements, the employee can enter the Plan on the first day of any subsequent month.

As participants change positions at the Company, they may change from hourly to salary status or vice versa. Assets transferred to the Casual Male Retail Group, Inc. 401(k) Hourly Savings Plan during the year ended December 31, 2008 were $89,030. Assets transferred from the Casual Male Retail Group, Inc. 401(k) Hourly Savings Plan during the year ended December 31, 2008 were $36,448.

Contributions

Each year, participants may contribute from 1% to 80% of pretax annual compensation as defined in the Plan, subject to the provisions of ERISA. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans.

Effective January 1, 2008, the Plan approved and adopted the Safe Harbor Matching provisions permitted under the Pension Protection Act of 2006. For the year ended December 31, 2008, the Company contributed a match equal to the sum of ( i ) 100% of the participant’s elective deferral for the first 1% of compensation plus ( ii ) 50% of the participant’s elective deferral for the next 5% of compensation.

Casual Male Retail Group, Inc. 401(k) Salaried Savings Plan

Notes to Financial Statements

Note 1 - Description of the Plan (continued)

Automatic Enrollment

Each employee who has satisfied the eligibility requirements shall be automatically enrolled and shall have an amount equal to 5% of their compensation automatically deferred unless the employee affirmatively elects a different elective deferral contribution percentage (including a zero percent election). Unless an eligible employee affirmatively elects not to contribute or changes it’s deferral rate, the pre-tax deferral will increase annually by 1% not to exceed 10%.

Participants’ Accounts

Each participant’s account is credited with the participant’s contributions, the Company’s matching contribution, plan earnings, and an allocation of plan expenses. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.

Forfeitures

Amounts forfeited under the Plan are used to reduce future employer contributions and administrative expenses. At December 31, 2008 and 2007, forfeited non-vested accounts totaled $13,028 and $44,272 respectively.

Vesting

Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company contribution portion of their accounts plus actual earnings thereon is based on years of continuous service. Effective January 1, 2008 a participant is 100% vested after two years of credited service.

Investment Options

Upon enrollment in the Plan, a participant may direct their elective contribution and Company contributions into various investment options offered by the Plan.

Participants may change their investment options at any time.

Casual Male Retail Group, Inc. 401(k) Salaried Savings Plan

Notes to Financial Statements

Note 1 - Description of the Plan (continued)

Participant Loans

Participants may borrow the lesser of $50,000 reduced by the individual’s highest outstanding loan balance during the preceding twelve months or 50% of the individual’s vested balance with a minimum of $1,000 per loan. Loan transactions are treated as a transfer to / (from) the investment fund from / (to) the Participant loans fund. Loans are secured by the balance in the participant’s account. Loan terms range from one to five years unless the loan is used to purchase a primary residence, in which case the loan may be repaid over a ten-year period. Other restrictions, as specified in the Plan agreement, may apply to a participant’s loan transaction. Interest rates range from 4.75% to 9.25% at December 31, 2008. Principal and interest is paid ratably through payroll deductions.

Plan Expenses

In accordance with the Plan, all administrative expenses may be paid out of the Plan unless paid by the Company. During 2008, certain administrative expenses were paid by the Company.

Payment of Benefits

On termination of service for any reason, a participant may receive a lump sum amount equal to the vested value of the participant’s vested interest in his or her account, if the vested interest is $5,000 or less. If the participant’s vested interest is over $5,000, the participant may elect to receive payment in a lump-sum amount or installments paid over a certain number of years selected by the participant.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of a plan termination, participants will become 100% vested in their accounts.

Note 2 - Summary of Significant Accounting Policies

Basis of Accounting

The financial statements have been prepared on the accrual basis of accounting.

Casual Male Retail Group, Inc. 401(k) Salaried Savings Plan

Notes to Financial Statements

Note 2 - Summary of Significant Accounting Policies (Continued)

Basis of Accounting (continued)

The Fidelity Advisor Stable Value Fund invests in fully benefit-responsive investment contracts which are reported at fair value (see Note 5); however, contract value is the relevant measurement attribute for that portion of the net assets available for benefits attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. The Statement of Net Assets Available for Benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

Investment Valuation

Investments are stated at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (an exit price). See Note 5 for further discussion of fair value measurements.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net depreciation includes the plan’s gains and losses on investments bought and sold as well as held during the year.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Payment of Benefits

Benefits are recorded when paid.

Casual Male Retail Group, Inc. 401(k) Salaried Savings Plan

Notes to Financial Statements

Note 3- Investments

During 2008, the Plan’s investments (including investments purchased, sold as well as held during the year) depreciated in fair value as follows:

Net Depreciation in Fair Value of Investments
Mutual funds	$(8,470,002)
Common Stock	(198,282)

$(8,668,284)

Investments that represent 5% or more of the Plan’s net assets available for benefits as follows:

	December 31,
	2008		2007
Fidelity Advisor Stable Value Fund *	$4,457,492	23.8%	$3,674,041	12.7%
JP Morgan Equity Index	1,703,029	9.1%	2,919,883	10.1%
Fidelity Advisor Freedom 2005	1,635,784	8.7%	2,270,850	7.8%
T Rowe Price Growth Stock	1,364,018	7.3%	3,285,685	11.3%
Federated Bond Fund	1,127,412	6.0%	—	—
Fidelity Advisor Freedom 2010	—	—	3,002,870	10.3%
Goldman Sachs Large Cap Value	—	—	1,590,136	5.5%
Columbia Acorn Small Cap Value II	—	—	1,468,648	5.1%

	$10,287,735	54.9%	$18,212,113	62.8%

*	The amount represents contract value for this investment

Note 4- Non Participant Directed Investments

Information about the net assets and the significant components of the change in net assets relating to the non participant directed investments is as follows:

Casual Male Retail Group, Inc. 401(k) Salaried Savings Plan

Notes to Financial Statements

Note 4- Non Participant Directed Investments (continued)

Net assets:

	December 31,
	2008	2007
Fidelity Advisor Stable Value Fund	$13,028	$44,272

Changes in net assets:

Year Ended December 31, 2008
Interest and dividend income	$629
Current year forfeitures	12,625
Forfeiture used for employer match	(44,498)

$(31,244)

Note 5- Fair Value Measurements

Effective January 1, 2008, the Plan adopted FASB Statement No. 157, Fair Value Measurements, which establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy under FASB Statement No. 157 are described as follows:

Level 1	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the plan has the ability to access.

Level 2	Inputs to the valuation methodology include
•	Quoted prices for similar assets or liabilities in active markets;
•	Quoted prices for identical or similar assets or liabilities in inactive markets;
•	Inputs other than quoted prices that are observable for the asset or liability;
•	Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the level 2 input must be observable for substantially the full term of the asset or liability.

Casual Male Retail Group, Inc. 401(k) Salaried Savings Plan

Notes to Financial Statements

Note 5 - Fair Value Measurements (continued)

Level 3	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2008 and 2007.

Common stocks: Valued at the closing price reported on the active market on which the individual securities are traded.

Mutual funds: Valued at the net asset value (NAV) of shares held by the plan at year end.

Participant loans: Valued at amortized cost, which approximates fair value.

Fidelity Advisor Stable Value Fund: Valued at fair value by discounting the related cash flows based on current yields of similar instruments with comparable durations considering the credit-worthiness of the issuer of the specific instruments of the fund at year-end.

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth by level, within the fair value hierarchy, the plan’s assets at fair value as of December 31, 2008.

Casual Male Retail Group, Inc. 401(k) Salaried Savings Plan

Notes to Financial Statements

Note 5- Fair Value Measurements (continued)

Assets at Fair Value as of December 31, 2008

	Level 1	Level 2	Level 3	Total
Mutual Funds	$12,429,317	$—	$—	$12,428,124
Common Stocks	50,031	—	—	50,031
Common Collective Trusts	—	4,338,515	—	4,338,515
Participant Loans	—	—	817,646	817,646

Total assets at fair value	$12,479,348	$4,338,515	$817,646	$17,635,509

The following table sets forth a summary of changes in the fair value of the plan’s level 3 assets for the year ended December 31, 2008.

Participant loans
Balance, beginning of year	$669,053
Purchases, sales, issuances, and settlements (net)	148,593

Balance, end of year	$817,646

Note 6—Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

Casual Male Retail Group, Inc. 401(k) Salaried Savings Plan

Notes to Financial Statements

Note 7—Income Tax Status

The underlying non-standardized prototype plan has received an opinion letter from the Internal Revenue Service (IRS) dated August 9, 2002 stating that the form of the plan is qualified under Section 401 of the Internal Revenue Code (the “Code”) and, therefore, the related trust is tax-exempt. In accordance with Revenue Procedure 2002-6 and Announcement 2001-77, the Plan Sponsor has determined that it is eligible to and has chosen to rely on the current IRS prototype plan opinion letter. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan has been amended since receiving the determination letter. However, the plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax-exempt.

Note 8 – Excess Deferred Compensation Contributions

Excess contributions to the Plan for the year ended December 31, 2008 were $ 1,242. Prior to March 15, 2009, $245 was paid and is shown as a deduction against contributions for the year ended December 31, 2008. Subsequent to March 15, 2009, $997 was paid and will be shown as a distribution for the year ended December 31, 2009.

Excess contributions to the Plan for the year ended December 31, 2007 were $12,370. The Plan returned $4,431 of the excess contribution to the participants on March 10, 2008, $387 was paid in 2008 and $7,552 can be used as catch up contributions. The $4,431 is recorded as a deduction from contributions for the year ended December 31, 2007, the $7,552 is shown as a contribution for the year ended December 31, 2008 and the $387 is shown as distributions for the year ended December 31, 2008.

Note 9- Reconciliation of Financial Statement to Form 5500

The following is a reconciliation of net assets available for benefits according to the financial statements to Form 5500 December 31, 2008 and 2007:

	2008	2007
Net assets available for benefits per the financial statements	$18,755,535	$29,037,681
Less: Adjustment from fair value to contract value for fully benefit-responsive investment contract	(118,977)	(14,549)

Net assets available for benefits per Form 5500	$18,636,558	$29,023,132

Casual Male Retail Group, Inc. 401(k) Salaried Savings Plan

Notes to Financial Statements

Note 9 - Reconciliation of Financial Statement to Form 5500 (continued)

The following is a reconciliation of net depreciation in fair value of investments and interest and dividend income for the year ended December 31, 2008 per the financial statements to Form 5500:

Net depreciation in fair value of investments and interest and dividend income per the financial statements	$(7,916,927)
Add: Adjustment from fair value to contract value for fully benefit- responsive investment contracts in 2008	(118,977)
Less: Adjustment from fair value to contract value for fully benefit- responsive investment contracts in 2007	14,549

Net depreciation in fair value of investments and interest and dividend income per Form 5500	$(8,021,355)

Note 10 - Subsequent Event

Effective May 31, 2009, the Company has cancelled the Safe Harbor Matching contribution. While there is no immediate intent to match the participant’s deferrals beyond pay period ending May 31, 2009, the Company retains the right to make a discretionary matching contribution.

Supplementary Schedule

Casual Male Retail Group, Inc. 401(k) Salaried Savings Plan

EIN: 04-2623104/Plan Number: 004

Schedule H, Line 4i – Schedule of Assets Held For Investment Purposes at End of Year

(December 31, 2008)

Identity of Issue, Borrower, Lessor, or Similar Party	Description of investment including maturity date, rate of interest, collateral, par, or maturity value	Shares/Unit	Current Value
Commingled funds held through Fidelity Investments:
	* Fidelity Advisor Stable Value Fund (1)	4,457,492	$4,338,515
Mutual funds held through Fidelity Investments:
	Cash – interest bearing * Fidelity Advisor Leveraged Company Stock	— 34,602	1,193 603,111
	* Fidelity Advisor High Income Adv	14,177	80,668
	* Fidelity Advisor Strategic Income	24,062	235,081
	* Fidelity Advisor Freedom 2010	47,112	406,104
	* Fidelity Advisor Freedom 2020	65,560	561,191
	* Fidelity Advisor Freedom 2030	20,928	176,213
	* Fidelity Advisor Freedom 2040	21,152	177,250
	* Fidelity Advisor Freedom Income	68	606
	* Fidelity Advisor Freedom 2005	192,899	1,635,784
	* Fidelity Advisor Freedom 2015	37,687	320,715
	* Fidelity Advisor Freedom 2025	50,475	409,349
	* Fidelity Advisor Freedom 2035	37,485	296,130
	* Fidelity Advisor Freedom 2045 * Fidelity Advisor Freedom 2050	15,558 3,358	100,815 21,257
	Federated Bond Fund	152,559	1,127,412
	Columbia Acorn USA	17,537	278,837
	First American Midcap Value	22,345	349,917
	Columbia Acorn International	34,840	802,377
	Columbia Acorn Small Cap Val II JP Morgan Equity Index Columbia Acorn A	32,102 82,994 20,765	282,180 1,703,029 357,582
	Goldman Sachs Large Cap Value Alliance Bernstein International Value	79,113 44,785	677,211 461,287
	T Rowe Price Growth Stock	71,753	1,364,018
Common Stock held through Fidelity Investments:	*Casual Male Retail Group, Inc	96,214	50,031
* Participant loans	4.75% - 9.25%		817,646

			$17,635,509

*	Indicates party-in-interest to the Plan.
(1)	Includes $ 13,028 of non participant- directed, unallocated forfeitures for which historical cost approximates to current value.

Index to Exhibits

23.1	Consent of Independent Registered Public Accounting Firm

23.2	Consent of Independent Registered Public Accounting Firm

32.1	Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes –Oxley Act of 2002

Signatures

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Casual Male Retail Group, Inc. 401(k) Salary Savings plan

By:	/s/ Dennis R. Hernreich
Dennis R. Hernreich, Executive Vice President, Chief Financial Officer and Chief Operating Officer of Casual Male Retail Group, Inc., the Plan Administrator

June 29, 2009